235 Chengnan Road, Wuxi High&New
Technology Industrial Development Zone,
Jiangsu Province, China 214028
Tel: 86-510-85360401 Fax:86-510-85360636

November 3, 2011

VIA EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:     WSP Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2010

Initially filed on September 14, 2011 (File No. 1-33840)

Dear Ms. Blye:

This letter sets forth our responses to the comments contained in the letter dated September 30, 2011 from the Staff of the Commission (the “Staff”) regarding our annual report on Form 20-F for the year ended December 31, 2010. For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Risk Factors, page 4

We may be unable to prevent possible resales or transfers of our products…, page 12

1.      Please identify for us the Sanctions Targets to which you refer in the first paragraph of the disclosure under this heading. It appears from the disclosure that you are not aware of any resale of your products into these countries during the three years ended December 31, 2010. Please confirm this if true.

We advise the Staff that based on our understanding, the Sanctions Targets include the Western Balkans, Belarus, Burma (Myanmar), Cote d’Ivoire (Ivory Coast), Cuba, Democratic Republic of the Congo, Iran, Iraq, Lebanon, Liberia (former Taylor regime), Libya, North Korea, Somalia, Sudan, Syria and Zimbabwe.

We further respectfully advise the Staff that as disclosed under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Internal control over distribution of our products.” on page 58 of our 2010 Form 20-F, to the best of our knowledge, we had indirect sales to Sanctions Targets in 2008, 2009 and 2010. Our indirect sales to Sanctions Targets were insignificant during the three years ended December 31, 2010, accounting for approximately 1.4%, 2.3% and 1.1%, respectively, of our net revenues. These sales were limited to indirect sales to Sudan via two unaffiliated distributors, and were (1) sourced entirely from products made in China, (2) involved a wholly-PRC operating entity, WSP China, and (3) involved, in terms of WSP China employees, only PRC citizens. For clarification, we will disclose in our Form 20-F for the year ending December 31, 2011 that we are aware of indirect sales to Sanctions Targets during the two years ended December 31, 2010 and the year ending December 31, 2011.

We are not aware of any other resales of our products by distributors to Sanctions Targets. We generally discourage such transactions by our distributors during the course of our contractual negotiations. However, as our distributors are independent third parties with no affiliation to us, we have limited control over their business and actions. Our knowledge of where our distributors resell our products to is limited to shipping instructions we receive from these distributors.

2.      We note disclosure on page 27 about your significant supply relationships with China National Petroleum Corporation (“CNPC”) and China Petroleum & Chemical Corporation (“Sinopec.”) We also note from CNPC’s 86% owned public subsidiary PetroChina Company’s Limited’s 2010 Form 20-F that CNPC’s overseas asset portfolio includes oil and gas development projects in Iran, Syria, Sudan and Cuba. We note from Sinopec’s 2010 Form 20-F that it purchases crude oil from Iran and Sudan and that its parent Sinopec Group’s overseas asset portfolio includes oil and gas development projects in Iran, Syria and Sudan. We also note that your affiliate UMW Holdings Berhad has divisions and joint ventures that supply products to Syria and Sudan.

As you know, Iran, Syria, Sudan and Cuba are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts you have had, have or anticipate having with those countries through the aforementioned entities, and any other contacts with those countries through affiliates, subsidiaries, or other indirect arrangements. Your response should describe any agreements, commercial arrangements, or other contacts with the governments of Iran, Syria, Sudan or Cuba, or entities controlled by those governments.

We advise the Staff during the three years ended December 31, 2010, the products that we shipped to CNPC and Sinopec were, to our knowledge, for domestic use in oil fields in China. The products were shipped to such oil fields, where we have stationed personnel. In addition, we sell our products in international markets primarily through independent, non-U.S. distributors that are responsible for interacting with the end customers. CNPC and Sinopec are not distributors of our products. We are not aware of CNPC or Sinopec selling our products to other parties. We have not and do not anticipate having any agreements, commercial arrangements, or other contacts with the Sanctions Targets, including the governments of Iran, Syria, Sudan and Cuba or entities controlled by these governments, through CNPC or Sinopec.

In the years ended December 31, 2008, 2009 and 2010, our sales to affiliates of our shareholder UMW China Ventures (L) Ltd. (“UMW”), accounted for approximately 3.2%, nil and nil, respectively, of our net revenues. We are not aware of if any of our products were subsequently resold by the affiliate of UMW to any end users in Sanctions Targets. UMW is ultimately controlled by UMW Holdings Berhad, a company listed on Bursa Malaysia and one of the largest companies in Malaysia. We have no control or influence over the business of UMW Holdings Berhad. We have not and do not anticipate having any agreements, commercial arrangements, or other contacts with the Sanctions Targets, including the governments of Iran, Syria, Sudan and Cuba or entities controlled by these governments, through our relationship with UMW.

3.      Please discuss the materiality of any contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Please include a discussion of the potential for reputational harm from your relationships with CNPC and Sinopec. We note that these companies have received negative publicity regarding their contacts with Iran and Sudan and that Sinopec and CNPC’s U.S. listed subsidiary have been the subject of divestment initiatives.

As discussed in response to the previous comment, we have not had and do not anticipate having any contacts with the governments of Iran, Syria, Sudan and Cuba or entities controlled by those governments, through CNPC, Sinopec or UMW. We respectfully submit to the Staff that we do not believe that the potential impact of investor sentiment regarding CNPC and Sinopec or the potential for reputational harm from our relationships with CNPC and Sinopec would have a material impact on our business and results of operations. CNPC and Sinopec are extremely massive oil and gas operators for whom we only act as a small supplier. Additionally, because sales of our products are to individual oil fields operated by CNPC and Sinopec in China, any reputational risks internationally borne by CNPC and Sinopec would not likely impact the demand for our products related to these oil fields.

Moreover, as noted above, indirect sales to Sudan accounted for an insignificant amount of our net revenues over the three years ended December 31, 2010. These indirect sales were small in both absolute quantities as well as relative to our overall revenues, and we do not believe that they pose a material investment risk. Moreover, the potential for distributors to make sales of this type has been reflected in our public disclosure.

*      *      *

We hereby acknowledge that :

•        We are responsible for the adequacy and accuracy of the disclosure in the filing;

•        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the 2010 Form 20-F, please contact Longhua Piao, our chairman and chief executive officer at +86 510 8536 0401, or our U.S. Counsel, Kirkland & Ellis, attention : Benjamin Su at +852 3761 3306. Thank you.

Very truly yours,

WSP Holdings Limited

By: /s/ Longhua Piao

Name : Longhua Piao

Title : Chairman and Chief Executive Officer